UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to Rule 13d-2 (b)

(Amendment No. 8)

West Marine, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

954235 10 7

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[x]	Rule 13d-1(d)

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 954235 10 7	13G	Page 2 of 5 Pages

1		Names of Reporting Persons I.R.S. Identification NOS. OF Above Persons (Entities Only)

Randolph K. Repass

Check the Appropriate Box if a Member of a Group*			(a) [ ]
2			(b) [ ]

SEC USE Only
3

Citizenship or Place of Organization
4
USA

Number of Shares	5	Sole Voting Power 7,179,058
Beneficially
Owned by	6	Shared Voting Power 278,600
Each

Reporting Person	7	Sole Dispositive Power 7,179,058

With	8	Shared Dispositive Power 278,600

9		Aggregate Amount Beneficialy Owned by Each Reporting Person 7,457,658 (See Item 6)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares*
10			[ ]

Percent of Class Represented by Amount in (9)
11

Approximately 41.1%

Type of Reporting Person*
12
IN

*  See instructions.

CUSIP No. 954235 10 7	13G	Page 3 of 5 Pages

Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1(a)	Name of Issuer:

West Marine, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

500 Westridge Drive, Watsonville, CA 95076-4100

Item 2(a)	Name of Person Filing:

Randolph K. Repass

Item 2(b)	Address of Principal Business Office or, if None, Residence:

500 Westridge Drive, Watsonville, CA 95076-4100

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

954235 10 7

Item 3.	If this statement is filed pursuant to Rule 13(d)-1(b), or 13(d)-2(b), or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J). If this statement is filed pursuant to Rule 13(d)-1(c), check this box. [ ]

If this statement is filed pursuant to Rule 13(d)-1(c), check this box. [ ]

CUSIP No. 954235 10 7	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

	7, 457,658 shares (See Item 6)

(b)	Percent of class:

	Approximately 41.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	7,179,058

(ii)	Shared power to vote or to direct the vote	278,600

(iii)	Sole power to dispose or to direct the disposition of	7,179,058

(iv)	Shared power to dispose or to direct the disposition of	278,600

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Of the 7,457,658 shares shown as beneficially owned by Mr. Repass, (a) 7,161,358 are held in the name of Randy Repass, TTEE Randolph K. Repass 1996 Revocable Trust dated June 25, 1996, (b) 17,700 shares are held by his minor son, (c) 251,600 shares are held in the name of his wife and (d) 27,000 shares are subject to a right to acquire within 60 days by exercise of options granted to his wife. Mr. Repass disclaims beneficial ownership of the shares and options to purchase shares held by his wife.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution Group.

Not applicable.

Item. 10.	Certification.

Not applicable.

CUSIP No. 954235 10 7	13G	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2002 (Date)

/s/ Randolph K. Repass (Signature)

Randolph K. Repass (Name/Title)